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Exhibit 99(g)


                        CONSENT OF MR. JOSEPH L. MULLEN

The Board of Directors Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118


Members of the Board:

         I hereby consent to (i) the reference to my name under the heading "Fred's Proposal 4, Election of Directors--Election of Directors", and (ii) the inclusion of information concerning my future election to the Board of Directors of Fred's, Inc. ("Fred's') and my prior employment experience, in the Joint Proxy Statement/Prospectus of Fred's and Rose's Stores, Inc. ("Rose's") relating to the proposed merger of a wholly-owned subsidiary of Fred's with and into Rose's.



/s/ Joseph L. Mullen
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JOSEPH L. MULLEN

Henderson, North Carolina
July 9, 1996